Exhibit 99.42

PRESS RELEASE

For immediate release

NuRAN Wireless Issues Clarifying News Release and Announces Adjournment of its Annual General and Special Meeting

Quebec, QC, Canada, September 26, 2025 – As a result of a review by the British Columbia Securities Commission (“BCSC”), NuRAN Wireless Inc. (“NuRAN” or the “Company”) (CSE: NUR) (OTC: NRRWF) (FSE: 1RN) is issuing the following press release to clarify its disclosure. The review identified deficiencies which do not comply with the requirements of National Instrument 51-102 Continuous Disclosure Obligations, including:

●	MD&A Disclosure: NuRAN’s management’s discussion and analysis (“MD&A”) did not fully comply with National Instrument 51-102, particularly with respect to disclosure of significant risks, uncertainties, and unusual transactions, including the Factoring Agreement and its amendments, liquidity and working capital analysis, related party transactions, and the use of proceeds from financings.

●	Material Contracts: Amendments to the Factoring Agreement, a material contract, were not filed on SEDAR+ as required, and related material change reports were also not filed.

●	Restructuring Transaction: The disclosure regarding the recently announced restructuring transaction did not include the rationale for the settlement terms, the impact on shareholders, and the identification of debt holders.

●	Other Areas: The review also highlighted the need for improved disclosure regarding financial instruments, outstanding share data, corrections of prior billing errors, and non-GAAP financial measures.

While the Company was placed on the BCSC Issuers in Default List on September 19, 2025, NuRAN is working diligently to address these comments and will amend and re-file its interim June 30, 2025 MD&A and other affected documents on SEDAR+ as required. The Company will ensure future filings comply with all applicable continuous disclosure requirements. The BCSC review is currently ongoing.

Concerns and Rationale for the Proposed Restructuring

In light of recent communications and ongoing market challenges, the Company wishes to address shareholders’ concerns regarding its financial position and strategic direction. Over the past several years, management has enacted a range of initiatives to support the launch and expansion of its Network as a Service (“NaaS”) model, including numerous capital raises and debt facilities essential for infrastructure deployment. Despite these efforts, the highly capital-intensive nature of the Company’s business, delays in securing key equity investments, and recent downturns in public market conditions have created significant liquidity constraints. Management has made multiple attempts to refinance the Company’s short-term debt, engaging with several financial institutions and organizations, but these efforts have not yielded a successful outcome. As a result, the Company has explored alternative financing instruments, such as convertible debentures and factoring agreements, to bridge funding gaps and maintain operational momentum.

PRESS RELEASE

Recognizing the pressing need to strengthen its balance sheet and ensure long-term viability, the Company is proposing a comprehensive restructuring transaction (the “Proposed Restructuring”). This initiative, to be voted on at the upcoming Annual General and Special Meeting, scheduled for September 30, 2025, is designed to significantly reduce short-term debt obligations, improve shareholder equity, and lower interest expenses. The proposed plan not only addresses imminent credit risks but also positions the Company for renewed growth and sustainability, supported by a prospective private placement and ongoing efforts to secure strategic equity investment. The Board and management remain committed to transparency and to acting in the best interests of all shareholders as they navigate this pivotal transition.

The Company acknowledges that the Proposed Restructuring is highly dilutive. However, the Company’s debt holders currently hold sufficient debt, which is technically in default absent ongoing waivers, to foreclose on all NuRAN’s assets and leave shareholders with zero value. In contrast, the Proposed Restructuring was specifically designed to allow shareholders to participate in the future of the Company.

While some shareholders have expressed concerns that the debt holders have not contributed value, NuRAN notes that the financial support of debt holders over the last years was substantial to enable the Company to continue operations and pursue its business objectives.

Additional Information Relating to the Proposed Restructuring

The premise for the Proposed Restructuring was to allow the Company to clean up its balance sheet and eliminate as much debt as possible, which arose from loans and the factoring arrangement, inclusive of accrued interest and penalties on those amounts that were funded to the Company over the past several years, which have been extended numerous times. The exact amount of debt to be included in the Proposed Restructuring has not been finalized, other than the Company needed to ensure that sufficient debt would be converted to equity to increase the shareholder deficit on the Company’s balance sheet to result in a positive shareholder equity figure that would be sufficient to meet Nasdaq listing requirements (being US$5,000,000). The need to have a positive shareholder equity figure that would be sufficient to meet Nasdaq listing requirements, arose as a requirement for the debt holders participating in the Proposed Restructuring (the “Participating Debt Holders”) to ensure that there was a path for the Company to list on Nasdaq.

As part of the Proposed Restructuring, the Company is to complete a concurrent equity financing of $4-5 million (the “Concurrent Financing”), on commercial terms negotiated between the Company and the investors, who are arm’s length and not related parties to the Company. The commercial terms of the Concurrent Financing were designed to have the new equity issued in the context of the market; hence they requested the use of the 10-day Volume-Weighted Average Price specifically to allow for the pricing to be fair to all and priced in the context of the market. This was also reflective of what was available to the Company in the prevailing financing environment.

The Participating Debt Holders requested that their debt convert at the same terms as the Concurrent Financing. While the final group of Participating Debt Holders has not yet been finalized, some of the Participating Debt Holders may be considered related parties under IAS 24 now and following the Proposed Restructuring, but unlikely to be considered related parties pursuant to Multilateral Instrument 61-101. Notwithstanding, since the commercial terms of the Proposed Restructuring with the Participating Debt Holders was designed to mirror the terms of the Concurrent Financing, accordingly it reflects arm’s length negotiations and priced in the context of the market, and would mirror the hold periods offered in the Concurrent Financing

PRESS RELEASE

Next Steps

NuRAN will provide draft copies of all revised documents to the BCSC for review prior to re-filing and will issue further updates as appropriate. The Company remains committed to transparency and to acting in the best interests of all stakeholders.

Adjournment of Annual General and Special Meeting

The Company intend to adjourn its Annual General and Special Meeting scheduled for September 30, 2025, until October 15, 2025 to allow shareholders sufficient time to review the revised documents and material contracts.

About NuRAN Wireless:

NuRAN Wireless is a leading rural telecommunications company that meets the growing demand for wireless network coverage in remote and rural regions around the globe. With its affordable and innovative scalable solutions of 2G, 3G, and 4G technologies, NuRAN Wireless offers a new possibility for more than one billion people to communicate effectively over long distances efficiently and affordably. “Bridging the Digital Divide, One Connection at a Time.”

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Frank Candido

Investor relations

Frank.candido@nuranwireless.com

Tel: (514) 969-5530

Forward Looking Statements

This news release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as, “expects”, “is expected”, “anticipates”, “intends”, “believes”, or variations of such words and phrases or state that certain actions, events or results “may” or “will” be taken, occur or be achieved. Forward-looking statements include those relating to the Company being able to receive funding from the new potential institutional lenders to refinance and replace most of its outstanding current debt instruments with significantly better terms; the Company’s current debt holders potentially restructuring most of their outstanding current debt instruments with significantly better terms; and the Company having sufficient working capital for the duration of the institutional lenders’ process. Forward-looking statements are not a guarantee of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, expressed or implied by these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, such as the uncertainties regarding include risks such as risks relating to NuRAN’s business and the economy generally; NuRAN’s ability to refinance its long term debt that is currently in default; NuRAN’s ability to adequately restructure its operations with respect to its new model of NaaS service contracts; our ability to collect fees from our telecommunication providers and reliance on the network of our telecommunications providers, the capacity of the Company to deliver in a technical capacity and to import inventory to Africa at a reasonable cost; NuRAN’s ability to obtain project financing for the proposed site build out under its NaaS agreements with Orange, MTN and other telecommunication providers, the loss of one or more significant suppliers or a reduction in significant volume from such suppliers; NuRAN’s ability to meet or exceed customers’ demand and expectations; significant current competition and the introduction of new competitors or other disruptive entrants in the Company’s industry; effects of the global supply shortage affecting parts needed for NuRAN’s sites and site installations; NuRAN’s ability to retain key employees and protect its intellectual property; compliance with local laws and regulations and ability to obtain all required permits for our operations, access to the credit and capital markets, changes in applicable telecommunications laws or regulations or changes in license and regulatory fees, downturns in customers’ business cycles; and insurance prices and insurance coverage availability, the Company’s ability to effectively maintain or update information and technology systems; our ability to implement and maintain measures to protect against cyberattacks and comply with applicable privacy and data security requirements; the Company’s ability to successfully implement its business strategies or realize expected cost savings and revenue enhancements; business development activities, including acquisitions and integration of acquired businesses; the Company’s expansion into markets outside of Canada and the operational, competitive and regulatory risks facing the Company’s non-Canadian based operations. Accordingly, readers should not place undue reliance on forward looking information. Other factors which could materially affect such forward-looking information are described in the risk factors in the Company’s most recent annual management’s discussion and analysis that is available on the Company’s profile on SEDAR+ at www.sedarplus.ca.